UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 25, 2023

FAST Acquisition Corp. II

(Exact name of registrant as specified in its charter)

Delaware	001-40214	86-1258014
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

109 Old Branchville Road

Ridgefield, CT 06877

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (201) 956-1969

Not Applicable

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-quarter of one redeemable warrant	FZT.U	The New York Stock Exchange
Class A common stock, par value $0.0001 per share	FZT	The New York Stock Exchange
Redeemable warrants, each warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	FZT WS	The New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01 Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On September 25, 2023, FAST Acquisition Corp. II, a Delaware corporation (“FAST II”), notified the New York Stock Exchange (“NYSE”) of FAST II’s intent to delist its units, Class A common stock and public warrants from NYSE in connection with the closing of its proposed business combination (the “Business Combination”). As part of the Business Combination, FAST II will merge with and into Falcon’s Beyond Global, Inc. (“Pubco”). It is expected that, following the Business Combination, Pubco’s Class A Common Stock, Series A Preferred Stock and redeemable warrants will be listed on Nasdaq. Following the closing, and no earlier than October 5, 2023, the units, Class A common stock, and public warrants of FAST II will cease trading on NYSE and be delisted.

Item 7.01 Regulation FD Disclosure.

On September 25, 2023, FAST II issued a press release reminding shareholders to vote “FOR” the Business Combination. The press release also noted the pending delisting of FAST II’s units, Class A common stock and public warrants from NYSE in connection with the Business Combination. A copy of the press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

Additional Information and Where to Find It

In connection with the proposed business combination, Pubco has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No: 333-269778) (the “Registration Statement”), which includes a document that serves as a joint prospectus of Pubco and proxy statement of FAST II, referred to as a proxy statement/prospectus. A proxy statement/prospectus has been sent to all FAST II shareholders as of the record date. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF FAST II ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Stockholders can obtain copies of the proxy statement/prospectus, any amendments or supplements thereto, and other documents filed with the SEC, without charge, at the SEC’s web site at sec.gov, or by directing a request to: FAST Acquisition Corp. II, 109 Old Branchville Road, Ridgefield, CT 06877, Attention: Chief Financial Officer, (201) 956-1969.

Participants in the Solicitations

FAST II and its directors and executive officers may be deemed participants in the solicitation of proxies from FAST II’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in FAST II is contained in the Registration Statement, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov.

Falcon’s Beyond Global, LLC (the “Company”) and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of FAST II in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is included in the Registration Statement, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 the Securities Act of 1933, as amended, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These forward-looking statements include, but are not limited to, the expectation that the proposed transaction will occur and Pubco will be listed on Nasdaq. These statements are based on various assumptions and on the current expectations of the Company, Pubco and FAST II and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and should not be relied on by an investor or others as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Falcon’s Beyond and FAST II. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, the likelihood of which could be adversely affected by (1) changes in domestic and foreign business, market, financial, political, and legal conditions in general and in the entertainment industry in particular; (2) the outcome of any legal proceedings that may be instituted against FAST II, Falcon’s Beyond or Pubco following the announcement of the proposed business combination; (3) the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Falcon’s Beyond or the expected benefits of the proposed transaction or that the approval of the requisite equity holders of FAST II is not obtained; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (5) volatility in the price of FAST II’s or Falcon’s Beyond’s securities; (6) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (7) the enforceability of Falcon’s Beyond’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; (8) any failure to realize the anticipated benefits of the proposed transaction; (9) risks relating to the uncertainty of the projected financial information with respect to Falcon’s Beyond; (10) risks related to the rollout of Falcon’s Beyond’s business and the timing of expected business milestones; (11) the effects of competition on Falcon’s Beyond’s business; (12) the risk that the proposed business combination may not be completed by FAST II’s business combination deadline; (13) the amount of redemption requests made by FAST II’s stockholders; (14) the ability of FAST II or Falcon’s Beyond to issue equity or equity-linked securities or obtain debt financing in connection with the proposed transaction or in the future; (15) and those factors discussed in the Registration Statement and FAST II’s Annual Report on Form 10-K for the year ended December 31, 2022 under the heading “Risk Factors” and other documents FAST II or Pubco has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither FAST II nor Falcon’s Beyond presently know, or that FAST II or Falcon’s Beyond currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, the forward-looking statements reflect FAST II’s and Falcon’s Beyond’s expectations, plans, or forecasts of future events and views as of the date of this communication. FAST II and Falcon’s Beyond anticipate that subsequent events and developments will cause FAST II’s and Falcon’s Beyond’s assessments to change. However, while FAST II and Falcon’s Beyond may elect to update these forward-looking statements at some point in the future, FAST II and Falcon’s Beyond specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as a representation of FAST II’s and Falcon’s Beyond’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
99.1	Press Release, dated September 25, 2023
104	Cover Page Interactive Data File (embedded with the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FAST ACQUISITION CORP. II

By:	/s/ Garrett Schreiber
	Name:	Garrett Schreiber
	Title:	Chief Financial Officer

Dated: September 25, 2023

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